Exhibit 99.2

Hi Everyone,

My name is Alyssa, and I work as a specialist on the Masterworks art acquisitions team.

Our latest offering is an important, historic and extremely rare masterpiece work by Ed Ruscha. Ruscha rose to fame in the 1960s through his iconic use of text and the English language, and is one of the last 20th century giants of American painting still working today. In 2013, TIME Magazine ranked the artist among the 100 most influential people in the world.

The Painting is an exceptional example of Ruscha’s “Liquid Words” series, which were painted between 1966 and 1969, and features the word “Ripe” written in a pool of pomegranate juice on an olive-toned graduated background.

Only 12 large-scale paintings from this series are known to exist, with 9 held in major permanent collections, including the San Francisco Museum of Modern Art, the Broad Museum in Los Angeles and the Art Institute of Chicago, and 3 held in private hands– with one in the collection of the artist and one as our offering today.

Large-scale word paintings from the 1960s have increased at an estimated annualized appreciation of 21% from May 1986 to July 2020. The artist’s top three records at auction were set by these historic works, led by the 1964 painting “Hurting the Word Radio #2”, which sold for $52.5 million in November of 2019.

Our acquisitions team has reviewed over 100 objects by Ruscha and have only purchased 2, with “Ripe” as the only large-scale word painting from the 1960s that we have encountered at auction or on the private market.

In 2021, Ruscha’s total auction turnover in hammer prices was $32.5 million, across just over 150 objects. The artist is represented by Gagosian Gallery, one of the largest mega-dealers of the art market.

Before investing in our offering, please be sure to carefully review the Offering Circular available on the Masterworks website or on the SEC’s EDGAR website.